Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Clean Earth Acquisitions Corp.

Bee Cave, TX

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated October 27, 2021, except for the effects of the change in capital structure described in Note 7, as to which date is November 18, 2021, relating to the financial statements of Clean Earth Acquisitions Corp., which is contained in that Prospectus. Our report contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

Charlotte, NC

January 7, 2022